SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS H1 PROFITS UP 1% TO €602M,
TRAFFIC AND LOAD FACTORS RISE ON LOWER FARES

Ryanair, Europe's favourite low fares airline today (Nov 4) reported that H1 profits rose by 1% to €602m, as its traffic grew 2% to 49m passengers.  Revenue per passenger increased 2% due to a 22% rise in ancillary revenues.  Unit costs rose 3% largely due to a 7% increase in fuel prices.  Average fares fell by 2% during the half year, and have continued to fall this winter, which will lead to a reduction in Ryanair's full year profit guidance from €570m to approx. €510m.

H1 Results (IFRS)	Sept 30, 2012	Sept 30, 2013	% Change
Passengers(m)	48m	49m	+ 2%
Revenue(m)	€3,106m	€3,255m	+5%
Profit after Tax(m)	€596m	€602m	+1%
Basic EPS(euro cent)	41.34	42.04	+2%

"Ryanair's CEO, Michael O'Leary, said:

We are pleased to report slightly increased H1 profits, particularly against a backdrop of softer fares this summer.  Yields in Q3 have softened, which is good news for our customers and has led to strong growth in traffic (up 6% in Oct) and load factors (up 1%).  The highlights of the half year include:-

· Record H1 profit of €602m, in line with previous guidance.
· Traffic up 2% to 49m (load factor up 1% to 85%).
· Seven new bases and 116 new routes opened
· 175 new aircraft order agreed with Boeing.
· New 10 year growth deals at London (STN) and Warsaw (MOD) airports.
· Irish travel tax €3 scrapped from April 2014.
· €177m share buyback completed, H1 cash of €3.5bn.

The 2% fall in fares during H1 was impacted by one off events such as the timing of Easter (not in Q1), the summer heatwave in northern Europe, French ATC strikes in June, and weaker sterling.  Ryanair has responded to these market conditions by stimulating traffic growth with aggressive fare promotions.  This will lay the foundation for traffic growth over the coming years, particularly as our new 175 aircraft deliver from September 2014.  While fares are falling, ancillary revenues grew strongly by 22% to €713m, driven by the successful roll out of reserved seating, priority boarding and higher credit/debit card fees.

Unit costs in H1 rose 3% mainly due to a 7% increase in fuel costs.  Excluding fuel, sector length adjusted unit costs fell by 2% as we continued to deliver cost efficiencies, despite higher Eurocontrol charges and the impact of a 2% pay increase from April last.

1. Growth - New Routes and Bases
Our new routes and bases performed well this summer, albeit at weaker yields.  With only 9 (net) additional aircraft, we still managed to grow our H1 traffic by 2%, thanks to a load factor increase of 1%.  High cost competitor airlines are continuing to cut capacity in major markets such as France, Germany, Poland, Spain and Italy and this continues to create growth opportunities for Ryanair.  With our 175 new aircraft order, our new
10 year growth deals at London (STN) and Warsaw (MOD) airports, and the Irish Govt's recent decision to scrap the €3 travel tax from April 2014, Ryanair is well positioned to return to strong and profitable traffic growth from September 2014 onwards.

2. Digital Marketing and Customer Service
After 20 consecutive years of rapid growth, the next 12 months will see a brief pause in traffic growth, along with stable load factors.  We intend to use this period to further improve our industry leading customer service.  Over recent weeks we have announced a series of customer service initiatives including scrapping the Recaptcha security feature, allowing a small second carry-on bag, "quiet flights" before 8am and after 9pm, a 24 hour "grace period" to allow passengers correct minor booking errors, and significantly reduced boarding card reissue and standard bag fees.  These customer service initiatives have been widely welcomed and generated very positive feedback from our growing customer base.

We have also announced a programme of significant upgrades to our website and digital platforms including a simpler website homepage, an improved booking path reducing (from 17 to 5) the clicks required to make a booking, and a new "My Ryanair" member service which allows customers to register their name, address and credit card details just once.   Early next year we will roll out mobile boarding passes, a "Share the Fare" option, a "Fare Finder" feature which will enable our customers to find dates and flights where these lowest fares are available, a new mobile app for smartphones and tablets, and in June 2014 new bespoke language websites in all Ryanair's major EU markets starting with Spain and Italy.

3. Allocated Seating
Ryanair is pleased to announce in today's results that it will from 1 Feb 2014 move to fully allocated seating on all Ryanair flights, making the boarding process smoother, and enabling families or other groups to ensure that they sit together.  Passengers will still be able to choose our popular reserved seating service (select front row or over-wing seats), or alternatively select seats elsewhere on the aircraft, as long as they check-in more than 24 hours prior to the date of departure.  All passengers who don't wish to pay a small fee (€5) to select their preferred seats will be allocated seats during the 24 hours prior to the date of scheduled departure.  This return to allocated seating is Ryanair's response to the enormous demand from our customers in recent weeks via Ryanair's "Tell MOL" customer feedback initiative.  Ryanair's decision to launch fully allocated seating is also part of the airline's commitment to listen to its customers, and improve its industry leading customer service which comprises Europe's lowest air fares, most on-time flights,  fewest lost bags, and fewest customer complaints.

4. Fuel
Ryanair remains 90% hedged for FY'14 at $980 per tonne (approx. $98 p.bl).  We have taken advantage of recent weakness in oil prices and the US dollar to extend our FY15 hedges to 60% at approx. $94 p.bl. which at current market rates should deliver a unit cost fuel reduction of approx. 4% in FY15.

5. Balance Sheet
Ryanair's balance sheet remains one of the strongest in the industry.  Our fleet has been purchased at substantial discounts, which is a significant long term benefit for shareholders.  Despite €177m of share buybacks during H1 (and a further €75m in Oct), gross cash at the end of Sept was over €3.5bn.  We plan to execute at least €150m of further share buybacks before the end of FY14.  In addition the airline's commitment to return up to €600m to shareholders via share buybacks and special dividend before the end of FY15 remains unchanged.  This will bring to over €2.4bn the amount of funds returned to shareholders since FY08.

6. Trading Update and Guidance Outlook
On September 4, Ryanair announced that it had noticed a perceptible dip in forward fares and yields into Q3 due to, (i) increased price competition, (ii) softer economic conditions in Europe and, (iii) the weaker Euro/Sterling exchange rate.  We responded to this yield softness by lowering our FY14 traffic target from over 81.5m to just under 81m.  We also released a range of lower fares and aggressive seat sales to stimulate traffic, load factors and bookings across all markets.  The success of this strategy has been vindicated by our 6% rise in October traffic, and a 1% increase in load factors.

Market pricing remains weak, so we will continue to promote low fare seat sales throughout the remainder of both Q3 and Q4.  Forward bookings are running slightly ahead of last year, but the softness in fares and yields continues.  Based on reasonable visibility we expect Q3 fares to fall by 9%, and Q4 (albeit with zero visibility) to fall by up to 10% (without the benefit of Easter which will be in Q1 FY15).  Our cost discipline will see sector length adjusted cost per passenger fall by 7% in H2.  However the continuing fare and yield softness means that full year profits will be lower than previously guided (€570m to €600m).  We now expect the full year outturn to be between €500m to €520m due entirely to this lower fare environment.

ENDS.

For further information	Howard Millar	Joe Carmody
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-8121212	Tel: 353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's favourite low fares airline, operating more than 1,600 daily flights (over 500,000 per year) from 57 bases, across 1,600 low fare routes, connecting 180 destinations in 29 countries and operating a fleet of over 300 new Boeing 737-800 aircraft. Ryanair has recently announced firm orders for a further 175 new Boeing aircraft, which will be delivered between 2014 and 2018. Ryanair currently has a team of more than 9,000 highly skilled professionals, will carry just under 81 million passengers this year and has an outstanding 29-year safety record.

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Interim Balance Sheet as at September 30, 2013 (unaudited)

		At Sep 30,	At Mar 31,
		2013	2013
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	5,015.7	4,906.3
Intangible assets		46.8	46.8
Available for sale financial assets	8	242.0	221.2
Derivative financial instruments		-	5.1
Total non-current assets		5,304.5	5,179.4

Current assets
Inventories		2.8	2.7
Other assets		72.0	67.7
Trade receivables		57.7	56.1
Derivative financial instruments		15.6	78.1
Restricted cash		18.5	24.7
Financial assets: cash > 3months		2,226.2	2,293.4
Cash and cash equivalents		1,216.2	1,240.9
Total current assets		3,609.0	3,763.6

Total assets		8,913.5	8,943.0

Current liabilities
Trade payables		185.3	138.3
Accrued expenses and other liabilities		1,029.5	1,341.4
Current maturities of debt		404.4	399.9
Derivative financial instruments		78.2	31.8
Current tax		51.7	0.3
Total current liabilities		1,749.1	1,911.7

Non-current liabilities
Provisions		133.0	135.9
Derivative financial instruments		46.8	50.1
Deferred tax		350.6	346.5
Other creditors		109.0	127.8
Non-current maturities of debt		2,882.0	3,098.4
Total non-current liabilities		3,521.4	3,758.7

Shareholders' equity
Issued share capital	12	9.0	9.2
Share premium account		690.3	687.8
Capital redemption reserve	12	1.0	0.8
Retained earnings	12	2,844.9	2,418.6
Other reserves		97.8	156.2
Shareholders' equity		3,643.0	3,272.6

Total liabilities and shareholders' equity		8,913.5	8,943.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the half-year ended September 30, 2013 (unaudited)
		Half-year	Half-year
		Ended	Ended
		Sep 30,	Sep 30,
		2013	2012
	Note	€M	€M
Operating revenues
Scheduled revenues		2,542.1	2,522.3
Ancillary revenues		712.7	583.8
Total operating revenues - continuing operations		3,254.8	3,106.1
Operating expenses
Staff costs		258.6	240.0
Depreciation		182.3	169.9
Fuel & oil		1,201.3	1,124.9
Maintenance, materials & repairs		53.9	57.7
Aircraft rentals		52.6	47.6
Route charges		318.5	285.2
Airport & handling charges		367.0	353.0
Marketing, distribution & other		103.4	115.1
Total operating expenses		2,537.6	2,393.4
Operating profit - continuing operations		717.2	712.7
Other income/(expenses)
Finance income		11.8	19.5
Finance expense		(42.7)	(52.8)
Foreign exchange loss		(0.9)	(0.1)
Total other expenses		(31.8)	(33.4)
Profit before tax		685.4	679.3
Tax on profit on ordinary activities	4	(83.5)	(83.7)
Profit for the period - all attributable to equity holders of parent		601.9	595.6

Earnings per ordinary share (in € cent)
Basic	10	42.04	41.34
Diluted	10	41.85	41.20
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,431.9	1,440.8
Diluted	10	1,438.1	1,445.8

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended September 30, 2013 (unaudited)
		Quarter	Quarter
		Ended	Ended
		Sep 30,	Sep 30,
		2013	2012
	Note	€M	€M
Operating revenues
Scheduled revenues		1,556.4	1,524.3
Ancillary revenues		356.2	297.9
Total operating revenues - continuing operations		1,912.6	1,822.2
Operating expenses
Staff costs		128.2	124.1
Depreciation		91.8	85.1
Fuel & oil		624.7	581.1
Maintenance, materials & repairs		24.1	30.0
Aircraft rentals		26.2	23.3
Route charges		163.3	147.7
Airport & handling charges		190.7	186.7
Marketing, distribution & other		49.7	63.5
Total operating expenses		1,298.7	1,241.5
Operating profit - continuing operations		613.9	580.7
Other income/(expenses)
Finance income		2.7	11.8
Finance expense		(21.0)	(26.4)
Foreign exchange gain		1.3	0.7
Total other expenses		(17.0)	(13.9)
Profit before tax		596.9	566.8
Tax on profit on ordinary activities	4	(73.1)	(70.0)
Profit for the quarter - all attributable to equity holders of parent		523.8	496.8

Earnings per ordinary share (in € cent)
Basic	10	36.80	34.48
Diluted	10	36.64	34.36
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,423.4	1,440.8
Diluted	10	1,429.7	1,445.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the half-year ended September 30, 2013 (unaudited)
	Half-year	Half-year
	Ended	Ended
	Sep 30, 2013	Sep 30, 2012
	€M	€M

Profit for the half-year	601.9	595.6

Other comprehensive income:
Items that may or will be reclassified to profit or loss in subsequent period: Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	(79.2)	(101.8)

Available for sale financial asset:
Net increase in fair value of available for sale financial asset	20.8	14.8
Other comprehensive loss for the half-year, net of income tax	(58.4)	(87.0)

Total comprehensive income for the half-year - all attributable to equity holders of Parent	543.5	508.6

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended September 30, 2013 (unaudited)
	Quarter	Quarter
	Ended	Ended
	Sep 30, 2013	Sep 30, 2012
	€M	€M

Profit for the quarter	523.8	496.8

Other comprehensive income:
Items that may or will be reclassified to profit or loss in subsequent period: Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	(1.4)	66.8

Available for sale financial asset:
Net increase in fair value of available for sale financial asset	0.8	3.7
Other comprehensive income for the quarter, net of income tax	(0.6)	70.5

Total comprehensive income for the quarter - all attributable to equity holders of Parent	523.2	567.3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the half-year ended September 30, 2013 (unaudited)
	Half-year	Half- year
	Ended	Ended
	Sep 30,	Sep 30,
	2013	2012
	€M	€M
Operating activities
Profit before tax	685.4	679.3

Adjustments to reconcile profit before tax to net cash provided by operating activities
Depreciation	182.3	169.9
(Increase) in inventories	(0.1)	(0.2)
(Increase) in trade receivables	(1.6)	(15.9)
(Increase) in other current assets	(4.8)	(25.0)
Increase in trade payables	47.0	82.9
(Decrease) in accrued expenses	(311.7)	(271.9)
(Decrease) in other creditors	(18.8)	(25.4)
(Decrease)/increase in provisions	(2.9)	15.0
(Decrease) in finance expense	(0.4)	(1.8)
Decrease/(increase) in finance income	0.5	(0.8)
Retirement costs	-	0.1
Share based payments	1.0	1.0
Income tax (paid)/refunded	(14.1)	0.2
Net cash provided by operating activities	561.8	607.4

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(291.7)	(179.1)
Decrease in restricted cash	6.2	3.9
Decrease/(increase) in financial assets: cash > 3months	67.2	(1,933.5)
Net cash used in investing activities	(218.3)	(2,108.7)

Financing activities
Net proceeds from shares issued	2.5	0.7
Proceeds from long term borrowings Repayments of long term borrowings	- (194.1)	237.1 (181.5)
Shares purchased under share buy-back programme 12	(176.6)	(67.5)
Net cash used in financing activities	(368.2)	(11.2)

(Decrease) in cash and cash equivalents	(24.7)	(1,512.5)
Cash and cash equivalents at beginning of the period	1,240.9	2,708.3
Cash and cash equivalents at end of the period	1,216.2	1,195.8

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the half-year ended September 30, 2013 (unaudited)

						Other Reserves
		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2012	1,455.6	9.3	666.4	2,400.1	0.7	138.6	91.6	3,306.7
Profit for the half- year	-	-	-	595.6	-	-	-	595.6
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	(101.8)	-	(101.8)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	14.8	14.8
Total other comprehensive income	-	-	-	-	-	(101.8)	14.8	(87.0)
Total comprehensive income	-	-	-	595.6	-	(101.8)	14.8	508.6
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.2	-	0.7	-	-	-	-	0.7
Repurchase of ordinary equity shares	-	-	-	(67.5)	-	-	-	(67.5)
Cancellation of repurchased ordinary shares	(15.0)	(0.1)	-	-	0.1	-	-	-
Share-based payments	-	-	-	-	-	-	1.0	1.0
Transfer of exercised and expired share based awards	-	-	-	0.2	-	-	(0.2)	-
Balance at September 30, 2012	1,440.8	9.2	667.1	2,928.4	0.8	36.8	107.2	3,749.5
Loss for the period	-	-	-	(26.3)	-	-	-	(26.3)
Other comprehensive income
Net actuarial losses from retirement benefit plans	-	-	-	(1.1)	-	-	-	(1.1)
Net movements in cash flow reserve	-	-	-	-	-	(36.3)	-	(36.3)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	56.7	56.7
Total other comprehensive income	-	-	-	(1.1)	-	(36.3)	56.7	19.3
Total comprehensive income/(expense)	-	-	-	(27.4)	-	(36.3)	56.7	(7.0)
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	6.3	-	20.7	-	-	-	-	20.7
Share-based payments	-	-	-	-	-	-	0.9	0.9
Dividend paid	-	-	-	(491.5)	-	-	-	(491.5)
Transfer of exercised and expired share based awards	-	-	-	9.1	-	-	(9.1)	-
Balance at March 31, 2013	1,447.1	9.2	687.8	2,418.6	0.8	0.5	155.7	3,272.6

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the half-year ended September 30, 2013 (unaudited) (cont.)

						Other Reserves
		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2013	1,447.1	9.2	687.8	2,418.6	0.8	0.5	155.7	3,272.6
Profit for the half- year	-	-	-	601.9	-	-	-	601.9
Other comprehensive income
Net movements into cash flow reserve	-	-	-	-	-	(79.2)	-	(79.2)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	20.8	20.8
Total other comprehensive income	-	-	-	-	-	(79.2)	20.8	(58.4)
Total comprehensive income	-	-	-	601.9	-	(79.2)	20.8	543.5
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.5	-	2.5	-	-	-	-	2.5
Repurchase of ordinary equity shares	-	-	-	(176.6)	-	-	-	(176.6)
Cancellation of repurchased ordinary shares	(24.1)	(0.2)	-	-	0.2	-	-	-
Share-based payments	-	-	-	-	-	-	1.0	1.0
Transfer of exercised and expired share based awards	-	-	-	1.0	-	-	(1.0)	-
Balance at September 30, 2013	1,423.5	9.0	690.3	2,844.9	1.0	(78.7)	176.5	3,643.0

Ryanair Holdings plc and Subsidiaries
Operating and Financial Overview

Summary half-year ended September 30, 2013

Profit after tax increased by 1% to €601.9m compared to €595.6m in the half-year ended September 30, 2012 primarily due to strong ancillary revenues and increased traffic, offset by a 6% increase in total operating expenses and lower average fares. Total operating revenues increased by 5% to €3,254.8m, primarily due to the strong ancillary revenues which grew by 22%, significantly faster than the 2% increase in passenger numbers, to €712.7m, offset by a 2% reduction in average fare due to the summer heat wave in Northern Europe, the weakening of sterling to the euro, the timing of Easter and the French ATC strike in June 2013. Total revenue per passenger, as a result, increased by 2% whilst Load Factor increased by 1 point to 85% compared to the period ended September 30, 2012.

Total operating expenses increased by 6% to €2,537.6m, due to an increase in fuel prices and the higher level of activity. Fuel, which represents 47% of total operating costs in both the current and comparative period, increased by 7% to €1,201.3m due to the higher euro price per gallon paid and increased activity in the period. Unit costs increased by 3%.  Operating margin decreased by 1 point to 22% whilst operating profit increased by 1% to €717.2m.

Net margin was down 1 point to 18%, compared to September 30, 2012.

Basic earnings per share for the period were 42.04 euro cent compared to basic earnings per share of 41.34 euro cent at September 30, 2012.

Balance sheet
Gross cash decreased by €98.1m since March 31, 2013 to €3,460.9m and Gross debt fell by €211.9m to €3,286.4m.  The Group generated cash from operating activities of €561.8m which funded net capital expenditure of €291.7m, a €176.6m share buy-back programme and debt repayments.  As a result the Group had a stronger Net cash position of €174.5m at period end (March 31, 2013: €60.7m).

Detailed Discussion and Analysis for the half-year ended September 30, 2013

Profit after tax increased by 1% to €601.9m primarily due to strong ancillary revenues and increased traffic,  offset by a 6% increase in total operating expenses and a 2% reduction in average fares. Total operating revenues increased by 5% to €3,254.8m primarily due to a 22% increase in ancillary revenues, a 2% rise in passenger numbers offset by a 2% reduction in average fares.  Fuel, which represents 47% of total operating costs in both the current and comparative period, increased by 7% to €1,201.3m due to a higher euro price per gallon paid and increased activity in the period. Unit costs rose by 3%. Operating margin, as a result of the above, decreased by 1 point to 22% whilst operating profit increased by 1% to €717.2m.

Total operating revenues increased by 5% to €3,254.8m primarily due to strong ancillary revenues and a 2% increase in passenger numbers to 49.2m, offset by a 2% drop in average fares, partially due to the timing of Easter, the weakening of sterling to the euro, the summer heat wave in Northern Europe and the adverse impact of the French ATC strike in June 2013.

Total revenue per passenger rose by 2%, primarily due to the strong growth in ancillary revenues.

Scheduled passenger revenues increased by 1% to €2,542.1m due to a 2% increase in passenger numbers, offset by the 2% fall in average fares, due to the timing of Easter, the weakening of sterling to the euro, the summer heat wave in Northern Europe and the adverse impact of the French ATC strike in June 2013. Load factor rose by 1 point to 85%.

Ancillary revenues increased by 22% to €712.7m, faster than the 2% increase in passenger numbers, due to a combination of an improved product mix, the roll out of reserved seating across the network and higher admin and credit card fees.

Total operating expenses increased by 6% to €2,537.6m due to the 7% rise in fuel costs and increased costs associated with the growth of the airline, partially offset by the weakening of sterling to the euro.

Staff costs increased by 8% to €258.6m primarily due to a 7% increase in hours and a 2% pay increase granted in April 2013, partially offset by the weakening of sterling to the euro.

Depreciation and amortisation increased by 7% to €182.3m due to a combination of the increased level of activity, the higher average number of 'owned' aircraft in the fleet this year (September 30, 2013: 246) compared to the prior year  (September 30, 2012: 240) and spare engines purchased in the period.

Fuel & oil costs increased by 7% to €1,201.3m due to higher euro fuel prices and the increased activity in the half-year.

Maintenance costs decreased by 7% to €53.9m, primarily due to improved terms on certain aircraft leases, offset by costs arising from the increased level of activity.

Aircraft rental costs increased by 11% to €52.6m, reflecting the negative impact of higher lessor financing costs and the higher average number of leased aircraft in the period (September 30, 2013: 57) compared to the prior year (September 30, 2012: 55)

Route charges rose by 12% to €318.5m due to the increased number of sectors flown and higher unit charges.

Airport & handling charges increased by 4% to €367.0m, due to the 2% increase in sectors flown, increased charges in Spain, a quadrupling of ATC charges in Italy and the mix of new routes and bases launched, partially offset by the weakening of sterling to the euro.

Marketing, distribution & other costs , which include ancillary costs, decreased by 10% to €103.4m, primarily due to a reduction in marketing spend per passenger, lower ancillary revenue costs and credit card processing fees.

Operating margin decreased by 1 point to 22% due to the reasons outlined above and operating profits have increased by 1% to €717.2m.

Finance income decreased by 39% to €11.8m due to lower interest rates on deposits, partially offset by increased dividend income in the period.

Finance expense decreased by 19% to €42.7m primarily due to lower interest rates and gross debt compared to the half-year ended September 30, 2012.

Balance sheet

Gross cash decreased by €98.1m since March 31, 2013 to €3,460.9m and Gross debt fell by €211.9m to €3,286.4m.  The Group generated cash from operating activities of €561.8m which funded net capital expenditure of €291.7m, a €176.6m share buy-back programme and debt repayments.  As a result the Group had a stronger Net cash position of €174.5m at period end (March 31, 2013: €60.7m).

Shareholders' equity increased by €370.4m in the period to €3,643.0m primarily due the net profit after tax of €601.9m, offset by a €176.6m share buy-back and the impact of IFRS accounting treatment for derivatives.

Detailed Discussion and Analysis for the quarter ended September 30, 2013

Profit after tax increased by 5% to €523.8m primarily due a 5% increase in total operating revenues driven by increased traffic and stronger ancillary revenues, partially offset by a 5% increase in total operating expenses. Total operating revenues increased by 5% to €1,912.6m primarily due to a 20% rise in ancillary revenues and a 2% increase in passenger numbers. Average fares remained flat compared to the quarter ended September 30, 2013 due to the weakening of sterling to the euro and the impact of the heat wave in Northern Europe on yields on close-in bookings. Fuel, which represents 48% of total operating costs in the quarter, compared to 47% in the comparative period, increased by 8% to €624.7m due to a higher euro price per gallon paid and increased activity in the period. Unit costs excluding fuel remained flat, however, including fuel unit costs rose by 3%. Operating margin , as a result of the above, remained flat whilst operating profit increased by 6% to €613.9m.

Total operating revenues increased by 5% to €1,912.6m primarily due to strong ancillary revenues and a 2% increase in passenger numbers to 26.0m.

Total revenue per passenger rose by 3%, primarily due to the strong growth in ancillary revenues.

Scheduled passenger revenues increased by 2% to €1,556.4m primarily due to the 2% increase in passenger numbers, offset by the weakening of sterling to the euro and the impact of the summer heat wave in Northern Europe. Load factor remained flat at 87%.

Ancillary revenues increased by 20% to €356.2m, faster than the 2% increase in passenger numbers, due to a combination of an improved product mix, the roll out of reserved seating across the network and higher admin and credit card fees.

Total operating expenses increased by 5% to €1,298.7m due to the 8% rise in fuel costs and increased costs associated with the growth of the airline, partially offset by the weakening of the sterling to the euro.

Staff costs increased by 3% to €128.2m due to the increased level of activity and the impact of a 2% pay increase granted in April 2013, offset by the weakening of sterling to the euro.

Depreciation and amortisation increased by 8% to €91.8m due to a combination of the increased level of activity and the higher average number of 'owned' aircraft in the fleet this year (September 30, 2013: 246) compared to the prior year  (September 30, 2012: 240) and spare engines purchased in the period. Fuel & oil costs increased by 8% to €624.7m due to higher euro fuel prices and the increased activity in the quarter.

Maintenance costs decreased by 20% to €24.1m, primarily due to improved terms on certain aircraft leases, offset by costs arising from the increased level of activity.

Aircraft rental costs increased by 12% to €26.2m, reflecting the negative impact of higher lessor financing costs and the higher average number of leased aircraft in the quarter (September 30, 2013: 57) compared to the prior year (September 30, 2012: 55).

Route charges rose by 11% to €163.3m due to the increased number of sectors flown and higher unit charges.

Airport & handling charges increased by 2% to €190.7m, due to the increase in sectors flown and the mix of new routes and bases launched, partially offset by the weakening of sterling to the euro.

Marketing, distribution & other costs , which include ancillary costs, decreased by 22% to €49.7m, primarily due to a reduction in marketing spend per passenger, lower ancillary revenue costs and credit card processing fees.

Operating margin remained flat at 32% due to the reasons outlined above and operating profits have increased by 6% to €613.9m.

Finance income decreased by 77% to €2.7m due to the timing of the receipt of the Aer Lingus dividend income (it was paid in quarter 1 this financial year and quarter 2 last year) and lower interest rates on deposits.

Finance expense decreased by 21% to €21.0m primarily due to lower interest rates and gross debt this quarter compared to the quarter ended September 30, 2012.

Ryanair Holdings plc
Interim Management Report

Introduction

This financial report for the half-year ended September 30, 2013 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

This interim management report includes the following:

·      Principal risks and uncertainties relating to the remaining six months of the year;

·      Related party transactions; and

·      Post balance sheet events.

Results of operations for the six month period ended September 30, 2013 compared to the six month period ended September 30, 2012, including important events that occurred during the half-year, are set forth above in the Operating and Financial Overview.

Principal risks and uncertainties

Among the factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel, other economic, social and political factors and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions.

Board of directors

Details of the members of our Board of Directors are set forth on pages 102 and 103 of our 2013 annual report.

Related party transactions
Please see note 14.
Post balance sheet events
Please see note 15.

Ryanair Holdings plc
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.       Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the six months ended September 30, 2013 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2013 Annual Report for the year ended March 31, 2013, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting
" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2013, are available at www.ryanair.com.

The comparative figures included for the year ended March 31, 2013 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992.  The consolidated financial statements of the Group for the year ended March 31, 2013, together with the independent auditor's report thereon, have been filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website.  The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the six months ended September 30, 2013 on November 1, 2013.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and in compliance with IFRS as issued by the International Accounting Standards Board.

The following new and amended standards, that have been issued by the International Accounting Standards Board (IASB), and have been adopted by the E.U., and that are effective for the first time for the financial year beginning on or after January 1, 2013, have been applied by the Group for the first time in the unaudited condensed consolidated half year financial statements;

·     Amendments to IFRS 7,"Disclosures on offsetting financial assets and financial liabilities"
·     IFRS 10, "Consolidated financial statements".
·     IFRS 11, "Joint arrangements".
·     IFRS 12, "Disclosure of interests in other entities".
·     IFRS 13, "Fair Value Measurement".
·     IAS 1 (amendment 2011)"Presentation of Items of financial statements".
·     IAS 19 (amendment 2011)"Employee benefits".
·     "Improvements to IFRSs". 2009-2011 Cycle.
·     IAS 27 (amended 2011), "Separate financial statements".
·     IAS 28 (amended 2011), "Associates and joint ventures"

The adoption of these new or amended standards did not have a material impact on our financial position or results from operations in the six months to September 30, 2013.

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

·     IAS 32 (amendment)"Financial instruments: Presentation-offsetting financial assets and financial liabilities"(effective for fiscal periods beginning on or after January 1, 2014).
·     IAS 36 (amendment)"Recoverable Amount Disclosures for Non-Financial Assets" (effective for fiscal periods beginning on or after January 1, 2014).
·     IAS 39 (amendment) "Novation of Derivatives and Continuation of Hedge Accounting " (effective for fiscal periods beginning on or after January 1, 2014).
·     IFRIC 21 "Levies" (effective for fiscal periods beginning on or after January 1, 2014).
·     IFRS 9"Financial Instruments"(2009, as amended in 2011) (effective date to be determined).

2.       Estimates
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.       Seasonality of operations
The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly the first half-year typically results in higher revenues and results.

4. Income tax expense
The Group's consolidated effective tax rate in respect of operations for the six months ended September 30, 2013 was 12.2% (September 30, 2012: 12.3%).  The tax charge for the half-year ended September 30, 2013 of €83.5m (September 30, 2012: €83.7m) comprises a deferred tax charge relating to the temporary differences for property, plant and equipment recognised in the income statement.

5.       Share based payments
The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements.  The charge of €1.0m is the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.       Contingencies
The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.       Capital commitments
At September 30, 2013 Ryanair had an operating fleet of 301 (2012: 298) Boeing 737-800NG aircraft.  Following shareholder approval at an EGM on June 18, 2013, the Group has agreed to purchase 175 new Boeing 737 800NG aircraft between fiscal 2015 and 2019.

8.       Available for sale financial assets (Aer Lingus)
The movement on the available for sale financial asset from €221.2m at March 31, 2013 to €242.0m at September 30, 2013 is comprised of a gain of €20.8m, recognised through other comprehensive income, reflecting the increase in the Aer Lingus share price from €1.39 per share at March 31, 2013 to €1.52 per share at September 30, 2013.

9.       Analysis of operating segment
The Company is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties. The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Company determines and presents operating segments based on the information that internally is provided to the CEO, who is the Company's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated profit/(loss) after tax of the Company for the period.

All segment revenue is derived wholly from external customers and as the Company has a single reportable segment, intersegment revenue is zero.

The Company's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Company's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the
Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company's single reportable segment.

Reportable segment information is presented as follows:	Half-year	Half-year
	Ended	Ended
	Sep 30,	Sep 30,
	2013	2012
	€M	€'M
External revenues	3,254.8	3,106.1

Reportable segment profit after income tax	601.9	595.6

	At Sep 30, 2013 €M	At Mar 31, 2013 €M
Reportable segment assets (excludes the available for sale financial asset)	8,671.5	8,721.8

10.     Earnings per share
	Half-year	Half-year	Quarter	Quarter
	Ended	Ended	Ended	Ended
	Sep-30	Sep-30	Sep-30	Sep-30
	2013	2012	2013	2012

Basic earnings per ordinary share euro cent	42.04	41.34	36.80	34.48
Diluted earnings per ordinary share euro cent	41.85	41.20	36.64	34.36
Weighted average number of ordinary shares (in M's) - basic	1,431.9	1,440.8	1,423.4	1,440.8
Weighted average number of ordinary shares (in M's) - diluted	1,438.1	1,445.8	1,429.7	1,445.7

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 6.2m (2012: 5.0m).

11.      Property, plant and equipment
Acquisitions
Capital expenditure in the half-year amounted to €291.7m and is primarily aircraft pre delivery payments and the cost of spare engines purchased during the period.

12.    Financial instruments and financial risk management
Financial risk factors
We are exposed to various financial risks arising in the normal course of business. Our financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Company uses financial instruments to manage exposures arising from these risks.

The half-year financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2013 Annual Report. There have been no changes in our risk management policies since year-end.

Fair value hierarchy
Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
· Level 2: Inputs other that quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
· Level 3: unobservable inputs for the asset or liability.

Fair value estimation
Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than as part of a forced liquidation sale. The following methods and assumptions were used to estimate the fair value of each material class of the Company's financial instruments:

Financial instruments measured at fair value
·   Available for sale: The fair value of available-for-sale financial assets is their quoted market bid price at the balance sheet date. (Level 1)
·   Derivatives - interest rate swaps: Discounted cash-flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
·   Derivatives - currency forwards, aircraft fuel contracts and carbon swaps: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at September 30, 2013 has been used to establish fair value. (Level 2)

Financial instruments disclosed at fair value
·   Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at September 30, 2013 to arrive at a fair value representing the amount payable to a third party to assume the obligations

There were no significant changes in the business or economic circumstances during the six months to September 30, 2013 that affect the fair value of our financial assets and financial liabilities.

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the six months to September 30, 2013, there were no reclassifications of financial assets and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

12.     Financial instruments and financial risk management (continued)

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial statement of financial position, are as follows:

Carrying amount		Fair value
At September 30, 2013	€M	€M
Non-current financial assets
Available-for-sale financial assets.......................................................................................	242.0	242.0
Current financial assets
Derivative financial instruments:-
- Jet fuel derivative contracts..................................................................................................	15.1	15.1
- Carbon derivative contracts..................................................................................................	0.5	0.5
15.6		15.6
Trade receivables....................................................................................................................	57.7	57.7
Cash and cash equivalents....................................................................................................	1,216.2	1,216.2
Financial asset: cash > 3 months..........................................................................................	2,226.2	2,226.2
Restricted cash........................................................................................................................	18.5	18.5
Other assets.............................................................................................................................	2.3	2.3
3,536.5		3,536.5
Total financial assets at September 30, 2013.........................................................................	3,778.5	3,778.5
	Carrying amount	Fair value
At September 30, 2013	€M	€M
Non-current financial liabilities
Derivative financial instruments:-
- Interest rate swaps..................................................................................................................	43.5	43.5
-U.S. dollar currency forward contracts.................................................................................	2.9	2.9
- Jet fuel derivative contracts...................................................................................................	0.4	0.4
	46.8	46.8
Long-term debt...........................................................................................................................	2,882.0	2,926.0
	2,928.8	2,972.8
Current financial liabilities
Derivative financial instruments:-
- Interest rate swaps..................................................................................................................	45.5	45.5
-U.S. dollar currency forward contracts.................................................................................	32.7	32.7
	78.2	78.2
Long-term debt...........................................................................................................................	404.4	404.4
Trade payables...........................................................................................................................	185.3	185.3
Accrued expenses......................................................................................................................	459.1	459.1
	1,127.0	1.127.0
Total financial liabilities at September 30, 2013.....................................................................	4,055.8	4,099.8

13.     Share buy-back
In June 2013 the Company bought back 24.1m ordinary shares at a total cost of €176.6m. This is equivalent to approximately 1.7% of the Company's issued share capital.  All ordinary shares repurchased have been cancelled.  Accordingly, share capital decreased by 24.1m ordinary shares with a nominal value of €0.2m and the capital redemption reserve increased by a corresponding €0.2m.  The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

On June 20, 2013 the Company detailed plans to return up to €1.0 billion to shareholders over the next two years (subject to shareholder approval) with at least €400.0 million in share buybacks to be completed in the fiscal year to March 31, 2014 and up to a further €600.0 million in either special dividends or share buybacks in the fiscal year to March 31, 2015.

14.     Related party transactions
We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.
There were no related party transactions in the half year ended September 30, 2013 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2013 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

15.     Post balance sheet events
On October 2, 2013, the Company bought back 10.0m ordinary shares at a total cost of €74.7m. This is equivalent to 0.7% of the issued share capital at September 30, 2013. All ordinary shares repurchased have been cancelled.

Ryanair Holdings plc
Responsibility Statement

Statement of the directors in respect of the interim financial report

Each of the directors, whose names and functions are listed in our 2013 Annual Report, confirm that, to the best of each person's knowledge and belief:

1)   The unaudited condensed consolidated interim financial statements for the six months ended September 30, 2013, comprising the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders'
      equity and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable.

2)   The interim management report includes a fair review of the information required by:

            (i)   Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the six months ended September 30, 2013 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the six months ending March 31, 2014; and
            (ii)  Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the six months ended September 30, 2013 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2013 Annual Report that could do so.

On behalf of the Board

David Bonderman                                                       Michael O'Leary
Chairman                                                                       Chief Executive
November 1, 2013

Independent review report of KPMG to Ryanair Holdings plc

Introduction

We have been engaged by Ryanair Holdings plc ("the Company") to review the condensed consolidated interim financial statements for the six months ended September 30, 2013, which comprise the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows, the condensed consolidated interim statement of changes in shareholders' equity and the related notes.  We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Central Bank of Ireland and the Disclosure and Transparency Rules of the UK's Financial Conduct Authority ("the UK FCA").  Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report, including the condensed consolidated interim financial statements contained therein, is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the interim report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Central Bank of Ireland and the Disclosure and Transparency Rules of the UK FCA.

As disclosed in note 1 - basis of preparation, the annual consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board and as adopted by the European Union ('EU').  The directors are responsible for ensuring that the condensed consolidated interim financial statements included in this half-yearly financial report have been prepared in accordance with IAS 34, "Interim Financial Reporting," as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed consolidated interim financial statements in the half-yearly financial report, based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity
issued by the Auditing Practices Board.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements in the half-yearly financial report for the six months ended September 30, 2013 are not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU, the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Central Bank of Ireland and the Disclosure and Transparency Rules of the UK FCA.

Sean O'Keefe
for and on behalf of
KPMG
Chartered Accountants, Statutory Audit Firm
November 1, 2013
1 Stokes Place
St Stephens Green
Dublin 2

Ireland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 November, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary